UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by an Executive Officer

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALING IN SECURITIES BY AN EXECUTIVE OFFICER OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) announces that an Executive Officer of the Company, Stewart Bailey, has dealt in securities of the Company.

Name of Executive Officer	Stewart Bailey
Name of Company	AngloGold Ashanti plc
Date of transaction	12 December 2024
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plans (DSP)
Class of security	Ordinary shares
Number of securities	34,311
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

The shares received by Stewart Bailey have been sold as detailed below:

Name of Executive Officer	Stewart Bailey
Name of Company	AngloGold Ashanti plc
Date of transaction	12 December 2024
Nature of transaction	On-market sale of shares in part to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	34,311
Price per security	R470.15

Value of transaction (excluding fees)	R16,131,316.65
Nature and extent of interest	Direct, Beneficial

ENDS

London, Denver, Johannesburg

13 December 2024
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 13 December 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary